August 25, 2025

Javier Alvarez-Cienfuegos
Corporate Counsel
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
Calle Azul, 4
28050 Madrid
Spain

       Re: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
           DRS submitted August 12, 2025
           File No. 377-08317
Dear Javier Alvarez-Cienfuegos:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

DRS submitted August 12, 2025
Regulatory Statement, page 1

1.     We note the summary of the requested relief from Rule 14d-4(d)(2) that has been
       added to this section. Please revise the description of such requested relief to prominently caution holders of Banco Sabadell shares to not tender their Banco
       Sabadell shares into the exchange offer if their willingness to tender their Banco
       Sabadell shares would be affected by a waiver by BBVA of the Minimum Acceptance
       Condition.
2. We note the summary of the requested no-action relief with respect to Rule 14d-7 that has been added to this section. Please revise the description of such requested relief to
       clarify that it also covers    back-end    withdrawal rights under
Section 14(d)(5) of the
       Exchange Act.
 August 25, 2025
Page 2
If the exchange offer is completed, BBVA will be Banco Sabadell's majority shareholder and its interests may differ from the interests . . ., page 52

3.     Please revise this risk factor to clarify that BBVA will only be Banco
Sabadell   s
       majority shareholder following completion of the exchange offer if BBVA does not waive the Minimum Acceptance Condition.
BBVA'S Reasons For The Proposed Exchange Offer, page 115

4. We note that BBVA's board approved the exchange offer on May 8, 2024 and that they considered a variety of factors, including, among others, the material factors in this section. However, we note that one of the material factors, the Council of
       Ministers' Authorization with the Autonomy Condition, occurred subsequent to the
       Board approval. Please advise, with a view toward disclosure, whether the Board reconfirmed or otherwise reconsidered its recommendation and approval of the tender offer after receiving the Council of Ministers' Autonomy Condition or any other subsequent matters. Please also revise the Summary section on page 30. Estimated Synergies, page 117

5.     Revise this section to clarify whether any significant portion of the
estimated    175
       operational cost savings may be realized during periods during which BBVA does not have control over Banco Sabadell. Please also discuss any material portions of the estimated cost savings that management believes may depend on other material assumptions in order to be realized.
Conditions to Completion of the Exchange Offer, page 125

6. We note the disclosure on page 126 to the effect that BBVA may waive the Minimum
       Acceptance Condition based on future facts and circumstances, although BBVA does not currently intend to exercise that right. Please revise to specify the factors that
       BBVA will consider in evaluating whether to waive the Minimum Acceptance Condition. Please also revise the related disclosure on pages 10 and 32 accordingly.
Mandatory Tender Offer, page 128

7.     We note the disclosure on page 128 that    a Mandatory Tender Offer
would need to be
       made at an    equitable price    in cash that may not be lower than the
highest price that
       BBVA, or persons acting in concert therewith, has paid or agreed to pay for Banco
       Sabadell shares during the 12 months prior to the announcement of such Mandatory
       Tender Offer.    Please revise this description of a Mandatory Tender
Offer to include
       BBVA   s expected source of funds and clarify whether BBVA expects the equitable
       price    offered in a potential Mandatory Tender Offer to deviate from the value of the
       exchange offer consideration. Please also revise the related disclosure on pages 10 and
       41 accordingly.
8. We note the disclosure on page 128 to the effect that following the Mandatory Tender
       Offer, Spanish law permits BBVA to purchase an unlimited amount of Banco Sabadell shares in the open market or otherwise without any obligation to make a
       further tender offer. Please revise to clarify whether BBVA intends to purchase additional Banco Sabadell shares in the open market or otherwise if BBVA does not
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Page 3

       obtain control of Banco Sabadell following a Mandatory Tender Offer. Please also revise the related disclosure on pages 11 and 42 accordingly. Acquisition of Control of Banco Sabadell, page 129

9.     We note the disclosure on page 129 that    if the Minimum Acceptance
Condition is
       waived and the exchange offer is completed, whether BBVA controls Banco Sabadell following completion of the exchange offer will depend on the number of Banco
       Sabadell shares tendered and not withdrawn in the exchange offer and other facts and
       circumstances existing at such time.    Please revise to specify the
other facts and
       circumstances    that BBVA believes will impact its ability to control
Banco Sabadell
       following a waiver of the Minimum Acceptance Condition and completion of the exchange offer. Please also revise the related disclosure on pages 11, 42, and 70.
10.    See our last comment above. We note the disclosure on page 130 that
BBVA
       believes it might be possible that with at least 30% of Banco Sabadell
s voting rights
       BBVA will have control of Banco Sabadell    based on Banco Sabadell   s
current
       shareholder base and a historical analysis of Banco Sabadell   s general
shareholder
       meetings. Please revise to specify the Banco Sabadell decisions and/or corporate
       actions that BBVA would    control    with at least 30% of Banco
Sabadell   s voting
       rights and to highlight any differences from a majority ownership scenario (i.e., satisfaction of the Minimum Acceptance Condition). Additionally, please revise to include cautionary language regarding the possibility for changes in
Banco Sabadell   s
       shareholder base and participation at Banco Sabadell shareholder meetings following the exchange offer, if completed. Please also revise the related disclosure on page 11 accordingly.
Spanish Antitrust Authorization, page 131

11. Reference is made to the final sentence of this section where you state, "BBVA expects the Administrative Appeal to be resolved in a period of between 18 months and two years." Throughout the prospectus where you reference the Administrative
       Appeal, please disclose that you expect it to be resolved between 18 months and two years.
Plans Regarding the Use or Disposal of Assets of Banco Sabadell and Expected Variations in its Net Financial Debt, page 162

12.    We note the disclosure on page 163 that    BBVA has not made any
decision regarding
       any possible actions in relation to the TSB Sale or regarding the exercise of other actions or alternatives that may be available to BBVA in connection with the TSB
       Sale, which will be analyzed in due course.    Please revise to specify
any    actions or
       alternatives    that are being contemplated by BBVA in connection with
the TSB Sale
       and the factors that BBVA will consider in evaluating whether to pursue any such
          actions or alternatives.    Please also revise the related disclosure
on page 165.
General

13.    We note the following defined terms that are used throughout the offer to
       exchange/prospectus: Council of Ministers    Authorization (page 3),
No-merger Period
       (page 3), Autonomy Condition (page 3), and CNMC Commitments (page 10). Please
 August 25, 2025
Page 4

      explain the meaning of each of these defined terms the first time they are used, or direct shareholders to where such explanation is provided.
        Please contact Shane Callaghan at 202-551-6799, Todd Schiffman at 202-551-3491 or
Christian Windsor at 202-551-3419 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance